Exhibit 12

MARRIOTT INTERNATIONAL, INC. (“Marriott”)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Thirty-Six Weeks Ended
($ in millions, except ratio)	September 11, 2009	September 5, 2008
(Loss) income from continuing operations before income taxes	$(592)	$673
Losses (income) related to equity method investees	50	(26)

	(542)	647

Add/(deduct):
Fixed charges	182	222
Interest capitalized	(24)	(38)
Distributed income of equity method investees	6	21
Pretax losses attributable to noncontrolling interests	11	20

(Losses) earnings attributable to Marriott available for fixed charges	$(367)	$872

Fixed charges:
Interest expensed and capitalized (1)	$108	$151
Estimate of interest within rent expense	74	71

Total fixed charges	$182	$222

Ratio of (losses) earnings attributable to Marriott to fixed charges	(2.0)	3.9

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12

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